As filed with the Securities and Exchange Commission on September 20, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to Form S-3 Registration Statement No. 33-48168

Post-Effective Amendment No. 3 to Form S-3 Registration Statement No. 333-09643

Post-Effective Amendment No. 1 to Form S-3 Registration Statement No. 333-175924

UNDER THE SECURITIES ACT OF 1933

DOMINION QUESTAR CORPORATION

(Exact name of registrant as specified in its charter)

Utah	87-0407509
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 South State Street

P.O Box 45433

Salt Lake City, Utah 84145-0433

(801) 324-5699

(Address including zip code of principal executive offices)

Colleen Larkin Bell, Esq.

Vice President

Dominion Questar Corporation

333 South State Street

P.O Box 45433

Salt Lake City, Utah 84145-0433

(801) 324-5900

(Name, address and telephone number, including area code, of agent for service)

Copy to:

Carter M. Reid

Senior Vice President, Chief Administrative &

Compliance Officer and Corporate Secretary

Dominion Resources, Inc.

120 Tredegar Street

Richmond, Virginia 23219

Not applicable.

(Approximate date of commencement of proposed sale to the public)

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

DEREGISTRATION OF COMMON SHARES

Dominion Questar Corporation (formerly Questar Corporation), a Utah corporation (the “Registrant”) is filing these Post-Effective Amendments to each of the following Registration Statements on Form S-3 (collectively, the “Registration Statements”) to terminate all offerings under each of such Registration Statements and deregister any and all securities that remain unsold pursuant to each of such Registration Statements:

•	Registration Statement No. 33-48168 filed on May 26, 1992, registering common stock and attached common stock purchase rights reserved for issuance pursuant to the Questar Corporation Dividend Reinvestment Plan.

•	Registration Statement No. 333-09643 filed on August 6, 1996 and amended October 31, 2007 and November 1, 2007, registering common stock and attached common stock purchase rights reserved for issuance pursuant to the Questar Corporation Dividend Reinvestment Plan.

•	Registration Statement No. 333-175924 filed on August 1, 2011, registering common stock reserved for issuance pursuant to the Questar Corporation Dividend Reinvestment and Stock Purchase Plan.

On September 16, 2016, pursuant to that certain Agreement and Plan of Merger, dated as of January 31, 2016 (the “Merger Agreement”), by and among the Registrant, Dominion Resources, Inc. (“Dominion”) and Diamond Beehive Corp., a wholly-owned subsidiary of Dominion (“Merger Sub”), Merger Sub merged with and into the Registrant, with the Registrant surviving such merger (the “Merger”).

As a result of the Merger, the Registrant has terminated all offerings of the Registrant’s securities pursuant to the Registration Statement. In accordance with undertakings made by the Registrant in the Registration Statement to remove from registration, by means of a post-effective amendment, any of the securities which remain unsold at the termination of the offering, the Registrant hereby removes from registration any and all of such securities of the Company registered but unsold under the Registration Statement. The Registration Statement is hereby amended, as appropriate, to reflect the deregistration of such securities.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on this 20th day of September, 2016.

DOMINION QUESTAR CORPORATION

By:	/s/ Colleen Larkin Bell
Colleen Larkin Bell
Vice President

No other person is required to sign this Post-Effective Amendment in reliance upon Rule 478 under the Securities Act of 1933, as amended.